==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: March 16, 2007

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   March 16, 2007                      By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                                      EXHIBIT A
                                                                      ---------


                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |


MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  POSITION  AND  OPERATING
RESULTS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT FEBRUARY 26, 2007, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO, THE COMPANY, OR US, WE OR OUR, REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD., AND A REFERENCE TO TCML REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning our business objectives and plans; future trends in our industry; future production costs and volumes; mineral grades, reserve and resource estimates and ore types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected metallurgical coal market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; our processing technologies; global economic growth and industrial demand; production of coal, base metal concentrates and refined metal by our operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which we are involved; future effective tax rates; and future benefits costs.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control including risks that may affect our operating or capital plans, including generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with our dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to continue to secure adequate transportation for our products; that we are able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; that our coal price negotiations with customers will be resolved on acceptable terms as to price and volume; that environmental and other proceedings or disputes are satisfactorily resolved; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in our Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

2       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

OPERATIONS

Base metal mining represents a major portion of our operations, consisting of interests in three zinc mines and two copper mines. We own and operate the Red Dog zinc mine under an agreement with NANA Regional Corporation Inc., an Alaskan native corporation. The Company also owns the Pend Oreille zinc mine in Washington State, which provides concentrates to the Trail metallurgical operations. In addition, we have a 50% joint venture interest in the Lennard Shelf zinc mine in Western Australia, which is restarting operations in the first quarter of 2007. We have a 97.5% partnership interest in the Highland Valley Copper mine in British Columbia, Canada, and a 22.5% interest in the Antamina copper, zinc mine in Peru.

In coal mining, we are a 40% owner and managing partner of the Elk Valley Coal Partnership, formed in 2003. Elk Valley Coal operates six metallurgical coal mines in Western Canada, which produced 22 million tonnes of coal in 2006.

Our gold mining operations include three mines: our 40% interest in the Pogo mine in Alaska in a joint venture with Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation, and our 50% interest in two mines in the Hemlo camp in Ontario.

In smelting and refining, we own and operate the Trail metallurgical complex in British Columbia, which produces refined zinc, lead and other metals including indium and germanium.

The table below shows our share of production for the last five years and planned production for 2007.


FIVE YEAR PRODUCTION RECORD AND 2007 PLAN (COMPANY'S SHARE)
-------------------------------------------------------------------------------------------------------------------------
                                               UNITS                                                                 2007
                                             (000'S)         2002      2003       2004         2005      2006        PLAN
=========================================================================================================================
 SMELTING AND REFINING (Note 1)
    Zinc                                      tonnes          362       412        413          223       296         295
    Lead                                      tonnes           81        88         85           69        90          85

 MINE OPERATIONS (Note 2)
    Zinc                                      tonnes          714       665        619          657       627         700
    Lead                                      tonnes          126       125        119          110       129         130
    Copper                                    tonnes          202       176        248          263       254         215
    Molybdenum                                pounds        3,836     4,934     11,631        9,482     7,929       7,300
    Gold                                      ounces          285       281        261          245       263         350
    Metallurgical coal (Note 3)               tonnes        6,889     7,558      9,277        9,948     8,657       9,000
 ---------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Refined zinc and lead production was affected by a three-month strike at Trail in 2005. Refined zinc production decreased with the sale of the Cajamarquilla zinc refinery in December 2004.

(2) Production and sales data for base metals refer to metals contained in concentrate.

(3) Coal production does not include our 5.25% indirect interest in Elk Valley Coal Partnership through our investment in Fording Canadian Coal Trust units. Planned coal production volume in 2007 is a preliminary estimate and actual production will depend on the outcome of sales negotiations with customers which are currently in progress.

3       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

ZINC MINING

RED DOG (100%)

The Red Dog mine, located in northwest Alaska, is the world's largest zinc producer. We operate the mine under an agreement with NANA Regional Corporation Inc. (NANA), an Alaskan native corporation.

Production in 2006 totalled 557,500 tonnes (1.23 billion pounds) of zinc and 123,500 tonnes (272 million pounds) of lead. Site operating costs increased 18% over 2005 primarily as a result of escalating prices for fuel, reagents and grinding media. Capital expenditures in 2006 totalled $36 million including $8 million for process improvements. A follow-up shallow gas program in 2006 encountered technical setbacks, and further drilling will be required in 2007 to explore the economic potential of natural gas as a replacement for diesel fuel for power generation.

Operating profit increased to $1.1 billion in 2006 from $325 million in 2005, mainly as a result of significantly higher zinc and lead prices.

Estimated production in 2007 is 557,000 tonnes (1.23 billion pounds) of zinc and 124,000 tonnes (273 million pounds) of lead. Capital expenditures for 2007 are planned at $38 million, including $14 million on the tailings dam and $6 million for process improvements.

Pursuant to a royalty agreement, we pay NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. In 2006, the advance royalty amounted to US$51 million. After we recover certain capital expenditures including an interest factor, the Company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds of production are calculated based on net cash flow from product sales after deduction of distribution and operating costs, less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, capital expenditures including an interest factor have been fully recovered and the unrecovered cumulative amount of advance royalty payments was US$104 million. We estimate that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 after we have recovered all advance royalty payments, but the actual timing is highly dependent on metal prices, sales volumes and other items affecting the calculation of net proceeds.

RED DOG MINE, ALASKA, USA

-------------------------------------------------------------------------------
 100%                                     2006          2005               2004
===============================================================================
 Tonnes milled (000's)                   3,238         3,087              2,948
 Zinc grade (%)                           20.6          21.7               22.0
 Lead grade (%)                            6.1           5.6                6.0
 Zinc recovery (%)                        83.5          84.9               85.6
 Lead recovery (%)                        62.8          59.0               65.9
 Zinc production (000's tonnes)          557.5         568.0              554.2
 Zinc sales (000's tonnes)               536.0         544.8              661.2
 Lead production (000's tonnes)          123.5         102.3              117.0
 Lead sales (000's tonnes)               114.8         105.0              126.8
 Capital expenditures ($ millions)          36            34                 19
 Operating profit ($ millions)           1,079           325                207
===============================================================================


4       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

PEND OREILLE (100%)

The Pend Oreille mine, located in northeastern Washington State, provides zinc and lead concentrates to the Trail smelter 80 kilometres north of the mine in British Columbia. Mine production in 2006 was 34,000 tonnes of zinc and 5,000 tonnes of lead. Zinc production in 2006 was 11,000 tonnes lower than 2005, primarily as a result of the implementation of a revised ground control plan. Production in 2007 is planned to be 45,000 tonnes of zinc and 8,000 tonnes of lead. Exploration in the immediate vicinity of the mine returned encouraging results with intersections similar to current mining areas, and further drilling will continue in 2007.

We have observed significant negative zinc grade variances between the reserve model and mill feed and have experienced higher mining costs than anticipated. A revised mine plan and reserve model have been developed, and Pend Oreille's ore reserves have been substantially reduced due to changes in mine design, revised ore grades and higher operating costs assumptions, offset by higher metal price projections. Reserve and mine life will be highly sensitive to zinc prices, but we expect the remaining mine life to exceed four years.


LENNARD SHELF (50%)

The Lennard Shelf operations are located in the Kimberley region of Western Australia, 400 kilometres east of Broome and 2,600 kilometres north of Perth. They are owned by Teck Cominco Limited (50%) and Xstrata Plc (50%) through Lennard Shelf Pty Ltd.

The operations have been on care and maintenance since October 2003. A decision to restart the Pillara mine was made in April 2006, and production began in the first quarter of 2007. The operation is anticipated to produce approximately 75,000 tonnes of zinc and 15,000 tonnes of lead in concentrates, on an annual basis, over its anticipated mine life of four years. Concentrate shipments are expected to start in the second quarter of 2007.

An active exploration program designed to increase reserves at the Pillara mine and to look for other economic deposits in the region is continuing. Since the acquisition of this property in late 2003, there has also been extensive cleanup and rehabilitation of past producing mine sites (Kapok, Goongewa and Cadjebut) operated by the previous owner.

COPPER

HIGHLAND VALLEY COPPER (97.5%)

The Highland Valley Copper mine, located in south central British Columbia, is one of the world's largest tonnage copper mining and milling complexes.

Mill throughput declined 10% to 45 million tonnes from 2005 as a result of processing harder ore from the Valley and Highmont pits. Copper production in 2006 was 171,300 tonnes (378 million pounds), and molybdenum production was 4.1 million pounds. The east Highmont pit was reactivated in October 2005 and provided six million tonnes of ore during 2006. Capital expenditures of $80 million were primarily for mine equipment and capitalized deferred stripping costs. A new five-year agreement was concluded with the United Steelworkers of America, which will expire on September 30, 2011.

Operating profit increased to a record $1.0 billion in 2006 from $613 million in 2005 due mainly to significantly higher copper prices.

Estimated production in 2007 is 141,700 tonnes (312 million pounds) of copper and 4.4 million pounds of molybdenum. The decline in copper production is a result of a combination of reduced mill throughput due to harder ore and reduced copper grades, as well as higher stripping requirement to develop the Valley pit east wall. Capital expenditures for 2007 are planned at $170 million, including $60 million for replacement of mine production equipment, $20 million for the completion of the Valley pit crusher and conveyor relocation, $30 million for sustaining capital and $60 million for capitalized development stripping.

Following months of extensive study, we have decided to extend the mine life of Highland Valley Copper by an additional six years to 2019. The new mine plan

5       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED
will require a push-back of the west wall of the Valley pit to produce an average of 125,000 tonnes of copper per year after 2013. Life of mine copper and molybdenum grades are expected to decline by approximately 10% as a result of the inclusion of lower grade ore in the mine plan. Total capital costs of the project are estimated at $300 million, including $130 million for capital equipment and the balance in pre-production stripping over the period of 2009 through 2013. Approximately $50 million of mobile mining equipment will be ordered in 2007 to permit waste stripping to commence in 2009.

Our feasibility study to determine the viability of the construction of a new CESL hydrometallurgical refinery to process Highland Valley concentrates was inconclusive. The principle advantages of the CESL process, which include the efficient, environmentally friendly treatment of lower grade, higher impurity concentrates are less relevant in the treatment of the readily marketable, high grade, clean concentrates that are produced at Highland Valley. We will continue to evaluate the potential for accessing other, better suited feed sources in the region that could improve the overall economics and justify the construction of a new refinery.

HIGHLAND VALLEY COPPER MINE, BRITISH COLUMBIA, CANADA
-------------------------------------------------------------------------------
100%                                           2006            2005        2004
===============================================================================
 Tonnes milled (000's)                        45,356          50,666     50,623
 Copper grade (%)                              0.412           0.398      0.384
 Copper recovery (%)                            91.5            88.8       87.7
 Copper production (000's tonnes)              171.3           179.0      170.3
 Copper sales (000's tonnes)                   185.2           185.8      156.1
 Molybdenum production (million pounds)          4.1             6.3       10.7
 Molybdenum sales (million pounds)               3.9             6.9       10.8
 Capital expenditures ($ millions)                80              14          4
 Operating profit ($ millions) (Note)          1,019             613        431
===============================================================================

Note:
     Commencing March 1, 2004, the Company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest.

ANTAMINA (22.5%)

The Antamina mine, located in the north central Peruvian Andes, is owned jointly by BHP Billiton (33.75%), Xstrata Plc (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%).

The mine produced 384,200 tonnes (847 million pounds) of copper, 156,100 tonnes (344 million pounds) of zinc and 17 million pounds of molybdenum, in 2006.

A three-year collective bargaining agreement was concluded with the union that represents the workers at the Antamina mine, which will expire on July 24, 2009.

Our share of the operating profit improved to $598 million in 2006 compared with $355 million in 2005 as a result of higher metal prices.

On the acquisition of our interest in the Antamina mine, we granted the vendor a net profits royalty equivalent to 7.4% of our share of project cash flow after recovery of capital costs and an interest factor. The royalty became payable in the first quarter of 2006, and royalty expense in 2006 was $33 million.

Mill throughput in 2007 is estimated to be 30 million tonnes, producing 349,000 tonnes (769 million pounds) of copper, 351,000 tonnes (774 million pounds) of zinc and 13 million pounds of molybdenum. Zinc production is expected to rise in 2007 with an increased proportion of copper-zinc ores while copper and molybdenum production is expected to decline with decreases in copper-only ores. Antamina's planned capital expenditures, on a 100% basis, total $114 million, including $34 million for a pebble crusher, $19 million for the tailings pond and $17 million on resource definition drilling. The addition of a pebble crusher is expected to improve average annual throughput by 5% after completion in the first quarter of 2008.

6       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

On September 5, 2006, Antamina, together with other mining companies in Peru, announced that it would contribute to a fund established for the benefit of local communities. The agreement requires Antamina to make extraordinary annual payments of 3.75% of its after-tax earnings to the fund. In December 2006, the agreement was finalized. The payment will be applicable for 2006 and the subsequent four years, subject to annual metal prices exceeding certain reference price levels for any given year. The payments are not deductible for Peruvian income tax purposes. The Company's share of the 2006 contribution was $17 million.

ANTAMINA MINE, ANCASH, PERU


==========================================================================================================
 100%                                                            2006              2005               2004
==========================================================================================================
 Tonnes milled (000's)
   Copper-only ore                                             23,665            24,053             21,508
   Copper-zinc ore                                              6,591             6,291              9,746
----------------------------------------------------------------------------------------------------------
                                                               30,256            30,344             31,254

 Copper grade (%) (Note)                                         1.38              1.35               1.34
 Zinc grade (%)                                                  0.75              0.92               0.97
 Copper recovery (%)                                             91.0              90.3               87.3
 Zinc recovery (%)                                               86.5              82.7               73.8
 Copper production (000's tonnes)                               384.2             374.6              362.1
 Copper sales (000's tonnes)                                    385.5             384.1              341.3
 Zinc production (000's tonnes)                                 156.1             184.3              190.1
 Zinc sales (000's tonnes)                                      158.3             190.5              181.5
 Molybdenum production (million pounds)                          17.4              14.8                7.9
 Molybdenum sales (million pounds)                               17.6              16.1                4.0
 Capital expenditures ($ millions)                                 55                62                 39
 Company's share (22.5%) of operating profit ($ millions)         598               355                171
==========================================================================================================

Note:
     Copper ore grades and recoveries apply to all of the processed ores. Zinc grades and recoveries apply to copper-zinc ores only.

GOLD

HEMLO MINES (50%)

Teck Cominco has a 50% interest in the Williams and David Bell gold mines, located in northwestern Ontario approximately 350 kilometres east of Thunder Bay. The mines are jointly operated by Teck Cominco Limited and Barrick Gold Corporation.

Our share of gold production was 205,000 ounces in 2006, or 11% below the previous year. The underground mine at Williams continues to transition its mining process to Alimak methods, which allows us to reach otherwise inaccessible ores.

Our share of operating profit was $7 million in 2006 compared with $9 million in 2005. The impact of higher U.S. dollar gold prices was more than offset by a weaker U.S. dollar and higher operating costs. Operating costs increased as a result of increased reliance on contractors for Alimak mining as well as higher energy prices and consumable costs.

Gold production in 2007 is expected to be similar to 2006, with lower production from the Williams underground mine being offset by higher production from the open pit.

Ore grade at Williams is expected to drop off after 2007, as the higher grade underground B-Zone is mined out and a higher percentage of ore is sourced from the lower grade open pit. The underground mine is expected to continue to go through a significant transition as Alimak mining methods require longer lead

7       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED
times for development. Underground access to and extraction of high-grade stopes at the David Bell mine will also continue to be restricted by ground problems. A strategic review of the life of mine plan is being undertaken in the first half of 2007 to optimize production and costs going forward. This review may result in changes to reserves and resource estimates for the operations.

During the last quarter of 2006, an agreement was reached with Newmont Mining Canada granting Hemlo exclusive rights on the nearby Interlake property to explore, develop and mine ores. The Interlake property is the down-dip extension of the Williams ore zone to the west of the current boundary. An extensive exploration program is planned for 2007 to extend the life of the Williams underground mine.

HEMLO MINES, ONTARIO, CANADA

------------------------------------------------------------------------------------------------------------------------
 100%                                                                         2006               2005               2004
------------------------------------------------------------------------------------------------------------------------
 Tonnes milled (000's)                                                       3,355              3,503              3,662
 Grade (grams/tonne)                                                           4.0                4.4                4.5
 Mill recovery (%)                                                            94.2               93.7               94.0
 Production (000's ounces)                                                     410                460                495
 Cash operating cost per ounce (US$)                                           465                336                266
 Capital expenditures ($ millions)                                              16                 15                 27
 Company's share (50%) of operating profit ($ millions)                          7                  9                 32
========================================================================================================================

POGO MINE (40%)

The Pogo gold mine is located 145 kilometres southeast of Fairbanks, Alaska. It is a joint venture with Sumitomo Metal Mining Co. Ltd. (51%) and Sumitomo Corporation (9%). Teck Cominco Limited has a 40% interest in the mine and is the operator.

Construction of the Pogo mine was completed in the first quarter of 2006, and the installation of the underground ore conveying system was completed in the second quarter with total construction cost of US$350 million. The Pogo mine commenced operations in January, with the first gold bar poured on February 12, 2006.

Mill throughput did not reach design capacity in 2006 as originally planned as it was limited by tailings filtration capacity and bottlenecks in the paste backfill system. When operating, the overall plant was processing ore at 70% of design capacity during the last half of 2006. The mill grinding and flotation circuits capability was confirmed as the mill operated at design capacity of 2,500 tonnes per day for short periods of time.

A third filter press was installed in the latter part of 2006 to improve filtration capacity and was commissioned in January 2007. Modifications to the filtered tailings handling system to improve paste backfilling will be completed in the first quarter of 2007. These two projects are estimated to cost an additional US$21 million.

On October 19, a construction accident severely damaged electrical systems at the mine site, resulting in a total loss of electrical power. Maintenance activities and construction projects recommenced on October 22, and underground mining resumed on October 28. Mill operations resumed when line power was restored in mid-December. There was a stockpile of 99,000 tonnes of ore on surface by the end of the year.

Commercial production for accounting purposes is expected to commence in the second quarter of 2007 following the completion of the filter plant projects. Full production is anticipated by May 2007, and gold production in 2007 is scheduled to be 340,000 ounces. Annual gold production is expected to be 350,000 to 450,000 ounces over the ten-year life of the project.

The surface exploration program completed 37,048 feet of drilling over a three-month period in 2006. The program focused on advancing previously discovered quartz veins and drill testing early stage targets. Information collected from the program in 2006 will be used to define the 2007 program.


8       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

COAL

ELK VALLEY COAL PARTNERSHIP (40%)

Elk Valley Coal operates five metallurgical coal mines in southeastern British Columbia and one in west-central Alberta. Elk Valley Coal is the world's second largest exporter of seaborne hard coking coal for the global steel industry. We hold a 40% partnership interest in Elk Valley Coal and a 5.25% indirect interest through our investment in Fording Canadian Coal Trust.

Coal sales by Elk Valley Coal declined 6% from the previous year to 22.6 million tonnes in 2006. The decrease results from some customers reducing their requirements for hard coking coal by substituting lower quality and lower priced semi-soft coking coals. The price differential between different qualities of coking coals is expected to ultimately determine the extent of substitution in the future.

The reduction in sales and production volumes, combined with an increase in cost of sales and transportation, as well as a weaker U.S. dollar, contributed to a lower operating profit in 2006. Our share of operating profit decreased to $444 million compared with $512 million in 2005. Higher costs for site consumables, combined with longer waste haul distances and lower production levels, led to increased site costs. Higher rail rates in the primary rail contract and port rates partially linked to coal pricing led to an increase in transportation costs.

Multi-year collective agreements were signed at three of Elk Valley Coal's mining operations in 2006. In January, a four-year agreement was reached at the Line Creek mine, followed by five-year agreements at the Fording River mine in May and the Elkview mine in June. With the completion of these agreements, all four of Elk Valley Coal's unionized mines located in southeast British Columbia are now covered under long-term labour contracts.

Adverse weather conditions in late 2006 and early 2007 affected rail performance and contributed to lower inventories of Elk Valley Coal's products at the ports and lower sales in the first quarter. Elk Valley Coal's 2007 production and sales will be affected by any disruption in coal shipments and the outcome of the sales negotiations in the first quarter in 2007.

COAL MINES, ALBERTA AND BRITISH COLUMBIA, CANADA
-----------------------------------------------------------------------------------------------------------------------
 100%                                                                             2006            2005             2004
-----------------------------------------------------------------------------------------------------------------------
 Coal production (000's tonnes) (Note 1)                                        21,790          25,679           24,889
 Coal sales (000's tonnes)                                                      22,614          24,124           25,004
 Average sale price (US$/tonne)                                                    113              99               52
 Average sale price (Cdn$/tonne)                                                   131             125               73
 Operating expenses (Cdn$/tonne)
    Cost of product sold                                                            40              33               26
    Transportation                                                                  37              35               29
 Capital expenditures ($ millions) (Note 2)                                         40              64               43
 Company's share of operating profit ($ millions) (Note 3)                         444             512              125
=======================================================================================================================

Notes:

(1) Production, sales volume and capital expenditures reflect 100% of Elk Valley Coal operations.

(2)  Capital expenditures exclude expansion capacity costs.

(3) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005 and 35%
     prior to April 1, 2004.

9       MANAGEMENT'S DISCUSSION AND ANALYSIS               TECK COMINCO LIMITED

OIL SANDS

FORT HILLS PROJECT (15%)

In September 2005, we entered into an agreement to subscribe for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The subscription price will be satisfied by contributing $850 million (34%) of the first $2.5 billion of project expenditures and our 15% share thereafter. Following our earn-in, the project will be owned by Petro-Canada (55%), UTS Energy Corporation (30%), and Teck Cominco Limited (15%). Petro-Canada became a partner in the project in March 2005 and is the project operator as well as having responsibility for marketing.

The Fort Hills oil sands project, situated on Leases 5, 8 and 52, located about 90 kilometres north of Fort McMurray, encompasses approximately 18,600 contiguous hectares. Leases 437 and 438, totalling 5,200 hectares, were acquired immediately to the north of the project in 2006 to provide for additional mine development area. The Fort Hills Partnership has determined a best estimate of the contingent bitumen resource of the project (on a 100% basis) to be 4.7 billion barrels of recoverable bitumen, with a low estimate of
3.0 billion barrels and a high estimate of 5.5 billion barrels.

The project will consist of an open pit truck-shovel operation, bitumen extraction-froth treatment plant and an upgrader. The mine and bitumen extraction-froth treatment plant has regulatory approval for a 100,000 barrels per day operation commencing in 2011, increasing to 190,000 barrels per day by 2013. The bitumen upgrader facility will be located in Sturgeon County, approximately 40 kilometres northeast of Edmonton. An Environmental Impact Assessment for the upgrader was filed with Alberta Environment and the Alberta Energy and Utilities Board in December.

Preliminary concept screening and selection work was carried out in 2005 with pre-feasibility level engineering studies completed in 2006. The design basis memorandum, defining project phasing and capital cost estimates will be completed in mid-2007. The appropriate production level for the first phase of the operation is still under review. Project spending in 2006 was $275 million, and $670 million is budgeted for 2007 of which our 34% share would be $230 million.

OTHER OIL SANDS LEASES

In January 2007, we announced with UTS Energy Corporation (UTS) that the two companies have jointly acquired a total of eighteen new leases in the Athabasca oil sands region of Alberta, on a 50/50 basis. The two companies have jointly acquired 277 thousand acres at a total cost of $164 million. We also have an option to acquire a 50% interest in Lease 14 from UTS at fair market value.

SMELTING AND REFINING

TRAIL (100%)

The metallurgical operations at Trail, British Columbia, constitute one of the world's largest fully integrated zinc and lead smelting and refining complexes. The facility also produces a variety of other metals, fertilizers and chemical products.

A strong focus on operating performance and productivity resulted in excellent production levels in 2006. Refined zinc production was 296,100 tonnes in 2006, an annual production record, while new production records were also set for indium, germanium and cadmium. Germanium production was 33,200 kilograms and indium production was 51,500 kilograms. The new tin removal plant was successfully commissioned in the second quarter of the year as planned and has allowed for higher indium inputs.


10       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

Operating profit from metal operations was $370 million, up significantly from $65 million in the previous year. The higher operating profit was due mainly to higher zinc prices and production levels, while the 2005 results were negatively affected by the interruption caused by the 79-day strike.

Capital expenditures were $76 million during 2006 with projects including the tin removal plant, the Waneta dam generator upgrade and cold stage filter replacement in zinc leaching.

Trail is expected to produce 295,000 tonnes of refined zinc, 85,000 tonnes of refined lead, 16.5 million ounces of silver and 60,000 kilograms of indium in 2007. Capital expenditures are planned at $98 million, of which $22 million will be dedicated to work associated with a five-week maintenance shutdown in the lead smelter commencing in October.

Trail owns the Waneta hydroelectric dam, built in 1954 and located 10 kilometres south of Trail, close to the border with the United States. We also own a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which we currently receive approximately 2,700 GW.h of power entitlement per year, regardless of the water flow available for power generation.

The final phase of a multi-year project to upgrade the four generating units at the Waneta dam was completed in the first quarter of 2007. This final phase increased plant capacity by an additional 25 MW to 475 MW, and annual power entitlement will increase by approximately 50 GW.h. Work commenced in July 2006 on the replacement of the existing 50-year old Waneta dam switching station with completion of this project scheduled for the fall of 2007.

Power operating profit of $25 million in 2006 was lower than the previous year as a result of lower power prices and less power available for sale due to the upgrade project and uninterrupted production in the metallurgical operations.

TRAIL SMELTING AND REFINING, BRITISH COLUMBIA, CANADA

------------------------------------------------------------------------------------------------------------------------
 100%                                                                          2006              2005               2004
------------------------------------------------------------------------------------------------------------------------
 Zinc production (tonnes)                                                   296,100           223,200            296,000
 Lead production (tonnes)                                                    90,300            68,600             84,700
 Zinc sales (tonnes)                                                        290,300           228,300            295,500
 Lead sales (tonnes)                                                         88,100            69,300             86,100
 Gold production (000's ounces)                                                  87                84                112
 Silver production (000's ounces)                                            19,500            15,100             19,700
 Indium production (kilograms)                                               51,500            32,500             41,800
 Capital expenditures ($ millions)                                               76                34                 24
 Surplus power sold (gigawatt hrs)                                              891             1,278                957
 Power price (US$/megawatt hr)                                                   44                58                 44
 Operating profit ($ millions)
    Metal operations                                                            370                65                 82
    Power sales                                                                  25                69                 37
========================================================================================================================


11       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

MARKETS

COMMODITIES IN GENERAL

Our principal products are zinc, copper and metallurgical coal, accounting for 34%, 29% and 18% of revenues respectively in 2006. Molybdenum is a significant by-product of the Company's copper operations and accounted for 3% of revenue in 2006. Other products include gold, silver, lead, indium and germanium. Lead concentrate sales represented 3% of our revenues in 2006 and are included in the revenues of the zinc mines.

Demand for all our major products, with the exception of coal, increased in 2006, with strong global economic growth led by China. As the accompanying charts illustrate, inventories for copper and zinc have declined as prices have strengthened.

If current trends in global economic conditions continue, we expect that prices of our principal products will remain strong over the medium term, with periods of price volatility. Our assessment of market dynamics suggests that economic growth and production capacity in China will continue to be a major factor influencing global supply and demand for commodities.

ZINC

Global zinc consumption is estimated to have grown by 5.8% in 2006, well above the trend growth of 2.6%. Continued strong growth in China and other Asian countries was supplemented by good growth in Europe and the Americas. Asia's growth of 10% was led by a 12% growth rate in China, while United States consumption grew by 3%, Europe grew by 2% and the rest of the world grew by 1%.

In 2006, London Metal Exchange stocks fell by 306,000 tonnes or 78% to 88,000 tonnes. Total refined inventories (LME, Producer, Consumer and Merchant) at the end of 2006 were 478,000 tonnes or 16 days of global consumption, down from 28 days of global consumption at the end of 2005.

Prices rose throughout the year, starting the year at US$0.87 per pound and finishing the year at US$1.96 per pound. In 2006, the average price was US$1.49 per pound, up 137% from US$0.63 per pound in 2005.

China has a significant impact on the zinc market. With a continuing tight global concentrate market in 2006, China's net imports of zinc concentrates rose 46% from 2005 levels. Announced at the beginning of 2006 but not implemented until late 2006, China eliminated the rebate of the VAT (value added tax) which caused China's exporters to increase their exports ahead of the elimination of the VAT. Consequently, China became a small net exporter of refined zinc in 2006, exporting 7,000 tonnes in 2006 in comparison to imports of 269,000 tonnes in 2005.

The zinc market in 2006 again recorded deficits in both concentrates and refined metal. The tight concentrate market for six consecutive years was a factor in limiting growth in metal supply. The refined market recorded its third consecutive deficit as consumption grew at a greater rate than supply.

Although there are concerns over the United States economy, we expect that United States zinc consumption will grow, albeit at a slower pace than in 2006, and will be supplemented by good growth in Europe and Asia. Consequently, we expect a strong refined zinc market in 2007 with low stock levels continuing throughout the year.

In spite of increasing mine production during 2007, we expect the concentrate market will remain tight, and the zinc concentrates market is expected to be in deficit. Negotiated zinc concentrate treatment charges have been falling since 2000, and based on the current outlook we expect a further reduction in treatment charges in 2007.


12       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

         [CHART OMITTED]
[ABSOLUTE GROWTH IN CONSUMPTION]


         [CHART OMITTED]                           [CHART OMITTED]
[ZINC PRICE AND INVENTORY (LME)]              [GLOBAL DEMAND FOR ZINC]



COPPER

World refined copper consumption rose by 4% in 2006, above the trend growth of 2.8% per year. It is believed that actual consumption in China grew by 5%, while the United States grew by 3%, Western Europe grew by 3% and Asia excluding China grew by 4%.

Copper supply was again adversely affected by large, unexpected mine production losses. In 2005, global mine production losses from plan totalled nearly 900,000 tonnes of contained copper; in 2006, we believe they totalled 700,000 tonnes of contained copper. A number of labour disruptions, combined with lower grade ores and production difficulties at some of the world's largest copper mines, quickly put the 2006 copper concentrate market into deficit.

Copper prices started the year at US$2.06 per pound, and prices continued to rise throughout the early half of 2006 with copper prices reaching an historic high of US$3.98 per pound in May. Copper price averaged US$3.05 per pound in 2006, up 83% from 2005 levels.

Starting in 2005, a large amount of "fund" money entered the commodities market. With index funds reallocating their investments to include commodities in their portfolios, a large pool of new money was brought to the copper market.

In the last quarter of 2006, terminal copper stocks in LME and Comex warehouses began to rise. In 2006, LME copper stocks doubled, rising 93,225 tonnes to finish the year at 183,000 tonnes, and Comex stocks rose 25,000 tonnes, a 400%

13       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED


increase. The stock increases in 2006 are coming off historic lows in 2005 and remain well below what are considered normal working levels. At the end of 2006, total global stocks (producer, consumer, merchant and terminal stocks) stood at less than 20 days of global consumption while 30-year average levels are estimated at 38 days of global consumption.

In China, apparent consumption growth appeared to reverse from years of double digit growth and copper imports of concentrates, blister and cathode all dropped in 2006. Apparent Chinese copper consumption is estimated to have fallen 6% in 2006. Chinese imports of copper concentrates fell 12% to 1,076,000 tonnes of contained copper in 2006. Net imports of scrap were up 2.5%, and net imports of cathode were down 46%. Many analysts believe that the government of China had been selling refined copper from its strategic reserve to supply the market, making apparent demand appear lower than actual demand in 2006.

In 2007, significant increases in China's smelting capacity are expected to push the global copper concentrate market into deficit. This is expected to result in falling treatment charges and modification of the price participation term. Although a small surplus of copper metal is expected in the global marketplace, any unexpected mine production disruption could again push the metal market into deficit.

         [CHART OMITTED]
[ABSOLUTE GROWTH IN CONSUMPTION]


         [CHART OMITTED]                             [CHART OMITTED]
[COPPER PRICE AND INVENTORY (LME)]              [GLOBAL DEMAND FOR COPPER]



14       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

GOLD

The London PM Gold Fix averaged US$604 per troy ounce in 2006, up 36% from the 2005 average. The price hit a 26-year high in May when it reached US$725 per troy ounce.

Global mine production fell slightly by 2% in 2006 to 2,467 tonnes, while scrap supply rose 20% and net official sector sales fell by 50%. Overall supply fell 5% in 2006.

Growth in gold investments and Exchange Traded Funds (ETF's) was a strong driver of prices in 2006, offsetting a slump in jewellery off-take. Jewellery demand fell by 16%, most of which was in the first half of 2006. This drop was largely due to the volatile and higher price for gold.

           [CHART OMITTED]
[GOLD AVERAGE PRICE (LONDON PM FIX)]


COAL

Teck Cominco is a major producer of metallurgical coal through our interest in the Elk Valley Coal Partnership. Unlike some of our metal products, which are priced on a daily basis through metal exchanges, the prices of the majority of metallurgical coal sales are settled through annual negotiations with buyers in the steel industry for the coal year running from April 1 to March 31.

The supply/demand imbalance for hard coking coal continued to ease over the course of 2006, which is expected to result in a decline in prices for the 2007 coal year compared with the average contract price of US$107 per tonne in the 2006 coal year. Prices are, however, expected to remain well above historical averages.

A trend is emerging in the market whereby the hard coking coal segment is being further stratified into groups based on coal quality, and prices will vary between these groups. This stratification could prove to be beneficial for Elk Valley Coal, which can produce a range of qualities of products including high quality hard coking coal products.

LEAD

The global market for refined lead was in deficit in 2006. Strong growth in demand outstripped supply and reduced refined stocks to record low levels in days of global consumption. While it is believed that growth in demand will be strong again in 2007, it is expected that refined supply will grow by a greater amount and the refined market will record a modest surplus. In spite of this modest surplus, refined stocks will not grow significantly, keeping positive upward pressure on price and premiums.

MOLYBDENUM

Molybdenum prices started the year at US$23 per pound and have remained relatively flat for the entire year, trading between US$20 per pound and US$27 per pound. The average price for 2006 was US$25 per pound.

The molybdenum market continued to experience strong fundamental growth across many demand sectors including: oil and gas tubular products, pipeline projects, advanced high strength and ultra high strength steel applications, and industrial stainless steel applications.


15       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

In 2005, a number of primary molybdenum mines in the northern region of China were closed for environmental and safety reasons; these mines remain closed, and China's molybdenum mine production remains below historic levels.

As molybdenum prices are significantly above historic averages, many Western primary molybdenum mines are expected to start production, but these mines are not coming on stream until late 2008 and early 2009. With the continued curtailment of production from China and the projected lower ore grades of the mines in South America, it is possible that molybdenum mine supply will be insufficient to meet growing demand through 2007.

INDIUM

Indium prices started the year at US$825 per kilogram rose to US$980 per kilogram by March and ended the year at US$690 per kilogram. In 2006, the average price was US$798 per kilogram.

The outlook for indium remains positive as demand growth is expected to stay strong due to increased consumption of coated glass for display devices, such as flat screen televisions and computer monitors. The recent announcement by China to impose a tax on exports of indium should put upward pressure on the price.

FINANCIAL REVIEW

Net earnings for the year ended December 31, 2006, were $2.4 billion or $11.53 per share compared with net earnings of $1.3 billion or $6.62 per share in 2005, and net earnings of $617 million or $3.18 per share in 2004.

Net earnings in 2006 included after-tax gains of $170 million on the sale of investments including $103 million on the sale of our investment in Inco. Net earnings in 2005 included gains on the sale of investments and assets totalling $65 million and $94 million in favourable tax adjustments. In 2004, we recorded a write-down of investments of $52 million and had non-recurring tax benefits of $31 million.

Net  earnings  in  2006  increased   substantially  over  2005  due  mainly  to
significantly higher copper and zinc prices, with the average LME prices increasing by 83% and 137% respectively over the previous year. The average coal price in 2006 of US$113 per tonne was 14% higher than the US$99 per tonne realized in 2005. Partially offsetting these higher commodity prices was a weaker U.S. dollar, with an average Canadian/U.S. dollar exchange rate of 1.13 in 2006 compared with 1.21 in 2005.

Sales volumes of copper, zinc, lead and gold from mine operations in 2006 were similar to 2005, except coal sales volumes which were 4% lower. Sales of refined zinc in 2006 increased by 27% over 2005 as a three-month strike at Trail reduced production and sales in 2005. Molybdenum sales in 2006 were 25% lower than 2005 as a result of lower production due to lower ore grades.

Net earnings in 2005 increased significantly from 2004 due to the higher metals and coal prices, as well as higher copper sales volumes.

Cash flow from operations in 2006, before changes in non-cash working capital items, was $2.6 billion compared with $1.6 billion in 2005 and $1.1 billion in 2004. The significant increase in cash flow from operations in the last two years was due to rising commodity prices, partially offset by the effect of a weaker U.S. dollar. Copper and zinc operations accounted for all of the increase in operating profits in 2006 over 2005, as coal operating profits decreased by 13% compared with the previous year due to a weaker U.S. dollar, lower sales volumes and higher costs. The increase in cash flow in 2005 over 2004 was due mainly to copper and coal operations, which together accounted for 87% of the increase in operating profits, as copper, molybdenum and coal prices in 2005 increased substantially over 2004.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $2.1 billion in 2006 compared with $1.3 billion in 2005.

At December 31, 2006, total cash and temporary investments were $5.3 billion. Long-term debt was $1.5 billion and the total debt to debt plus equity ratio was 19% compared with 28% at December 31, 2005.


16       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

FINANCIAL DATA
-------------------------------------------------------------------------------
 ($ IN MILLIONS, EXCEPT PER SHARE DATA)           2006         2005        2004
-------------------------------------------------------------------------------

 EARNINGS AND CASH FLOW
    Net earnings                              $  2,431     $  1,345     $   617
    Cash flow from operations*                $  2,606     $  1,647     $ 1,109
    Earnings per share                        $  11.53     $   6.62     $  3.18
    Diluted earnings per share                $  11.20     $   6.22     $  2.99
    Dividends declared per share              $   2.00     $   0.80     $  0.30
    Capital expenditures                      $    488     $    343     $   216
    Investments                               $    175     $    203     $   132
 BALANCE SHEET
    Total assets                              $ 11,447     $  8,809     $ 6,059
    Long-term debt                            $  1,509     $  1,508     $   627

===============================================================================

* Before changes in non-cash working capital items.


REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 19 and 20.

Revenues from operations were $6.5 billion in 2006 compared with $4.4 billion in 2005 and $3.4 billion in 2004. The increase in revenues in 2006 from 2005 was due to substantial price increases for copper and zinc, as well as higher refined metal sales from Trail, which was affected by a strike in 2005.

The $1.0 billion increase in revenue in 2005 over 2004 included $466 million from copper and molybdenum sales and $528 million from coal operations.

AVERAGE METAL PRICES AND EXCHANGE RATE
-------------------------------------------------------------------------------
                                                   2006        2005        2004
-------------------------------------------------------------------------------

 Zinc (LME Cash -- US$/pound)                       1.49        0.63       0.48
 Lead (LME Cash -- US$/pound)                       0.59        0.44       0.40
 Copper (LME Cash -- US$/pound)                     3.05        1.67       1.30
 Molybdenum (published price* -- US$/pound)           25          32         19
 Gold (LME PM Fix -- US$/ounce)                      604         445        409
 Coal (realized -- US$/tonne)                        113          99         52
 Canadian/US$ exchange rate (Bank of Canada)        1.13        1.21       1.30
===============================================================================

*  Published major supplier selling price in Platts Metals Week


COSTS AND EXPENSES

Operating costs of $2.7 billion in 2006 were higher than the $2.2 billion in 2005, due mainly to higher costs of zinc and lead concentrates purchased by Trail as a result of higher metal prices and higher throughput in 2006. Site operating costs of mining operations increased by an average of 9% because of higher costs for fuel, consumables and labour, including one-time payments related to labour settlements.


17       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

General and administration expense was $96 million in 2006 compared with $74 million in 2005 and $52 million in 2004. The increase in 2006 was due to an increase in stock-based compensation expense resulting from an increase in our stock price, and an increased level of corporate activities. The increase in 2005 administration expense over 2004 was also due mainly to stock-based compensation expense.

Interest expense of $97 million in 2006 was $28 million higher than the previous year due to our US$1.0 billion bond issue in September of 2005. Partially offsetting this increase were the repayment of our US$150 million debenture in February 2006 and the repayment of the Inco exchangeable debenture late in the year. Interest expense of $69 million in 2005 was higher than $61 million in 2004 due to the US$1.0 billion bond issue in September 2005.

Exploration expense was $72 million in 2006 compared with $70 million in 2005 and $42 million in 2004. The higher exploration expenses in 2006 and 2005 reflect increased activities in exploration and advanced projects. Exploration expense in 2006 included $55 million or 76% of total expenditures on gold and copper projects, $13 million on nickel and poly-metallic projects and $4 million on diamond projects. Of the total expenditures, approximately 11% was spent in Canada, 13% in the United States and 21% in Australia. The remaining expenditures were incurred mostly in Brazil, Chile, Mexico and Peru.

Other income totalled $331 million in 2006 compared with $155 million in 2005 and a net expense of $40 million in 2004. Major items in 2006 were $186 million of interest income and $201 million of gains on disposition of our investments in Inco and other companies, compared with interest income of $56 million and gain on sale of investments of $58 million in 2005. Income from our holding of Fording Canadian Coal Trust units was $48 million in 2006, compared with $76 million in 2005 and $13 million in 2004.

Income and resource taxes of $1.2 billion in 2006 was 33.7% of pre-tax earnings and slightly lower than the Canadian statutory rate of 34%. Included in the provision for income and resource taxes are provincial mineral taxes on mining income earned in Canada, which is taxed at rates between 9% and 13%. The effect of these additional taxes was offset by depletion and resource allowances in Canada and the United States. The effect of the lower tax rate for capital gains and other miscellaneous tax adjustments was not significant.

The provision for income and resource taxes of $546 million in 2005 included non-recurring favourable adjustments relating to reductions in tax rates, capital gains and the benefit of tax loss carry-forwards not previously recognized. The composite tax rate, excluding the effect of these non-recurring adjustments, was 35%.


18       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED


PRODUCTION AND SALES STATISTICS (Note 1)

----------------------------------------------------------------------------------------------------------------------------
                                                                       PRODUCTION                          SALES
----------------------------------------------------------------------------------------------------------------------------
 Years ended December 31                                         2006       2005      2004       2006       2005        2004
----------------------------------------------------------------------------------------------------------------------------

 TRAIL OPERATIONS
   REFINED ZINC (THOUSAND TONNES)                                 296        223       296        290        228         296
   REFINED LEAD (THOUSAND TONNES)                                  90         69        85         88         69          86
   SURPLUS POWER (GW.H)                                             -          -         -        891      1,278         957

 BASE METALS (Note 2)

   ZINC (THOUSAND TONNES)        Red Dog                          558        568       554        536        545         651
                                 Antamina                          35         41        43         36         43          41
                                 Pend Oreille                      34         45        17         35         44          17
                                 Louvicourt                         -          3         5          -          3           5
                                 -------------------------------------------------------------------------------------------
                                                                  627        657       619        607        635         714

   LEAD (THOUSAND TONNES)        Red Dog                          124        102       117        115        105         127
                                 Pend Oreille                       5          8         2          5          8           3
                                 -------------------------------------------------------------------------------------------
                                                                  129        110       119        120        113         130

   COPPER (THOUSAND TONNES)      Highland Valley Copper (Note 3)  167        175       158        180        181         140
                                 Antamina                          87         84        82         87         87          77
                                 Louvicourt                         -          4         8          -          4           8
                                 -------------------------------------------------------------------------------------------
                                                                  254        263       248        267        272         225

   MOLYBDENUM (THOUSAND POUNDS)  Highland Valley Copper         4,023      6,149     9,853      3,764      6,682      10,130
                                 Antamina                       3,906      3,333     1,778      3,948      3,628         903
                                 -------------------------------------------------------------------------------------------
                                                                7,929      9,482    11,631      7,712     10,310      11,033

 GOLD (THOUSAND OUNCES)          Hemlo                            205        230       247        207        230         246
                                 Pogo                              45          -         -         39          -           -
                                 Other                             13         15        14         11         12          13
                                 -------------------------------------------------------------------------------------------
                                                                  263        245       261        257        242         259

 COAL (THOUSAND TONNES)          Elk Valley Coal (Note 4)       8,657      9,948     9,277      8,994      9,352       9,333

============================================================================================================================

Notes:

(1)  The above production and sales volumes refer to the Company's share.

(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3) The Company owns 97.5% of Highland Valley Copper since March 1, 2004, and owned 63.9% prior to that date.

(4) Results of the Elk Valley Coal Partnership represent the Company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004.


19       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

REVENUES, DEPRECIATION AND OPERATING PROFIT

----------------------------------------------------------------------------------------------------------------------------
                                                      REVENUES                  DEPRECIATION             OPERATING PROFIT
                                                                              AND AMORTIZATION
----------------------------------------------------------------------------------------------------------------------------
 ($ IN MILLIONS)                                2006     2005    2004      2006      2005    2004      2006     2005    2004
----------------------------------------------------------------------------------------------------------------------------

 SMELTING AND REFINING

     Trail (including power sales)           $ 1,802  $   937  $1,006    $   47   $    39  $   47   $   395  $   134 $   119

 BASE METALS
    Red Dog                                    1,539      677     626        59        56      68     1,079      325     207
    Pend Oreille                                  88       54      17        14        18       5        38        2      (4)
    Highland Valley Copper (Note 1)            1,413    1,021     748        46        62      52     1,019      613     431
    Antamina                                     807      524     318        34        38      41       598      355     171
    Inter-segment sales and other               (430)     (98     (74)        1         4       9       (19)      12      14
    ------------------------------------------------------------------------------------------------------------------------
                                               3,417    2,178   1,635       154       178     175     2,715    1,307     819

 GOLD
    Hemlo                                        143      127     142        24        21      22         7        9      32

 COAL
    Elk Valley Coal (Note 2)                   1,177    1,173     645        39        34      31       444      512     125

----------------------------------------------------------------------------------------------------------------------------
 TOTAL                                       $ 6,539  $ 4,415 $ 3,428    $  264   $   272  $  275   $ 3,561  $1,9621 $ 1,095

============================================================================================================================

Notes:
(1) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5%. Prior to March 1, 2004, the Company had proportionately consolidated 63.9% of Highland Valley Copper. (2)

(2) Results of the Elk Valley Coal Partnership represent the Company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006, 38% from April 1, 2004 to March 31, 2005 and 35% prior to April 1, 2004. (3)

(3) Depreciation and amortization are deducted in calculating operating profit.


20       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

FINANCIAL POSITION AND LIQUIDITY


 [CHART OMITTED]                              [CHART OMITTED]
[OPERATING PROFIT]                      [DEBT AND DEBT PLUS EQUITY]


OPERATING CASH FLOW

Cash flow from operations, before changes in non-cash working capital items, was $2.6 billion for 2006 compared with $1.6 billion a year ago mainly as a result of the significantly higher copper and zinc prices. Operating cash flow in 2005 was higher than the $1.1 billion in 2004 due mainly to rising prices for our main products.

Cash flow from operations, after changes in non-cash working capital items, less scheduled debt repayments, dividends and sustaining capital expenditures, was $2.1 billion in 2006 compared with $1.3 billion in 2005.

INVESTING ACTIVITIES

Capital expenditures in 2006, excluding investments in oil sands projects, amounted to $318 million with $171 million on sustaining capital expenditures and $147 million on project development expenditures. Capital expenditures in 2005 were $323 million, including $88 million on the Pogo gold mine and $51 million on capacity expansion projects at Elk Valley Coal. In 2006, we also invested $97 million on the Fort Hills oil sands project and $73 million on other oil sands leases. Total investments in oil sands projects in 2005 were $20 million.

In the fourth quarter of 2006, we tendered our Inco shares to a competing offer for cash proceeds of $770 million. A portion of the Inco shares were pledged against the Inco exchangeable debenture and the related proceeds were used to repay the debenture. Proceeds from dispositions in 2006 totalled $885 million, including $770 million received from the tendering of our Inco shares and the balance from the sale of other marketable securities. Dispositions of marketable securities totalled $118 million in 2005, and the sale of the Cajamarquilla zinc refinery in 2004 provided net proceeds of $156 million.

Major investments in 2006 included $71 million in Tahera Diamond Corporation, Nautilus Minerals Inc. and ZincOx Resources plc in 2006. Investments of $203 million in 2005 were in marketable securities, primarily Inco shares.

FINANCING ACTIVITIES

In February 2006, we repaid the US$150 million 6.875% debenture issued in 1996. In the fourth quarter, the majority of the holders of the Inco exchangeable debentures tendered their debentures for exchange and we repaid these debentures with the equivalent cash. Cash of $105 million was placed in trust to satisfy the redemption requirements of the debentures that remained outstanding at the end of the year.

In June 2006, we completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024. In the course of these transactions, all outstanding exchangeable debentures were tendered for exchange and we issued 11.5 million Class B subordinate voting shares. The exchange did not affect our cash flow or earnings because shares were issued and the debentures were included in shareholders' equity on the balance sheet.


21       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

In September 2006, the remaining Antamina project debt was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet payment at maturity. The facility is extendable annually with the concurrence of the participating banks.

In September 2005, we issued 10 and 30-year notes totalling US$300 million and US$700 million respectively. Net proceeds of the issue totalled $1.2 billion. The 10-year notes have a coupon rate of 5.375%, and the 30-year notes have a coupon rate of 6.125% with interest paid semi-annually. Repayment of long-term debt in 2005 consisted of our share of the minimum and accelerated repayments of $95 million on the Antamina project debt.

In 2006, we recorded $16 million as proceeds on the exercise of employee and director stock options, compared with $28 million in 2005. In 2004, we issued
7.6 million Class B subordinate voting shares for $126 million, comprising $90 million on the exercise of 5.0 million share purchase warrants and $36 million on the exercise of employee and director stock options. Also in 2004, we issued
7.3 million Class B subordinate voting shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue were non-cash transactions and were not included on the cash flow statement.

We increased our semi-annual dividend to $1.00 per share in July 2006. This followed an increase to $0.40 per share in June 2005 from $0.20 per share in December 2004. The semi-annual dividends declared in December of 2006 and 2005 were paid to shareholders in January of the following year.

CASH RESOURCES AND LIQUIDITY

At December 31, 2006, we held cash and temporary investments of $5.3 billion against total debt of $1.5 billion. Long-term debt to debt plus equity ratio was 19% compared with 28% at the end of 2005. We have no mandatory corporate debt payments due in the next five years and over half of the outstanding $1.5 billion of debt is not due until 2035.

At December 31, 2006, we had bank credit facilities aggregating $1.0 billion, 97% of which mature in 2011 and beyond. Unused credit lines under these facilities after issuing letters of credit amounted to $918 million.

QUARTERLY EARNINGS AND CASH FLOW

($ IN MILLIONS, EXCEPT PER SHARE INFORMATION)
                                                          2006
                                         --------------------------------------
                                               Q4        Q3        Q2        Q1
-------------------------------------------------------------------------------

 Revenues                                 $ 2,088    $1,632    $1,546    $1,273

 Operating profit                           1,167       876       894       624
 Net earnings                                 866       504       613       448
 Earnings per share                          4.02      2.34      2.95      2.19
 Cash flow from continuing operations*        829       647       669       461
===============================================================================
                                                         2005
                                         --------------------------------------
                                               Q4        Q3        Q2        Q1
-------------------------------------------------------------------------------

 Revenues                                 $ 1,343    $1,150    $  994    $  928

 Operating profit                             686       550       407       319
 Net earnings                                 510       405       225       205
 Earnings per share                          2.50      2.00      1.11      1.01
 Cash flow from continuing operations*        555       474       332       286
===============================================================================

*    Before changes in non-cash working capital items.


22       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

In the fourth quarter of 2006, revenues from operations were $2.1 billion compared with $1.3 billion in the same period a year ago due to higher copper and zinc prices as well as higher sales volumes at the Red Dog mine.

Net earnings in the fourth quarter of 2006 were $866 million or $4.02 per share compared with net earnings of $510 million or $2.50 per share in the fourth quarter of 2005.

The higher earnings in the fourth quarter of 2006 were principally a result of higher copper and zinc prices and higher zinc sales volumes at Red Dog. The average LME prices for copper and zinc were US$3.21 and US$1.91 per pound respectively in the quarter, up 65% and 158% from the same period a year earlier. A weaker U.S. dollar of $1.14 in the fourth quarter compared with $1.17 in the fourth quarter of 2005 partially offset the effect of the higher commodity prices.

Included in fourth quarter earnings was an after-tax net gain of $115 million on the disposition of our position in Inco. In the fourth quarter of 2005, net earnings included a favourable tax adjustment of $52 million for the reduction of a future income tax liability and an after-tax gain on the sale of investments of $17 million.

Cash flow from operations, before changes to non-cash working capital items, was $829 million in the fourth quarter of 2006 compared with $555 million in the fourth quarter of 2005 with the increase due mainly to significantly higher operating profits from zinc and copper operations.

OUTLOOK

Trail's refined zinc and lead sales are expected to be 10%-15% lower than production in the first quarter due to seasonality and softness in the U.S. markets. We expect the shortfall will be recovered in the typically stronger second and third quarters of the year.

Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Copper production at Highland Valley Copper in 2007 is expected to decrease by approximately 30,000 tonnes from the 2006 production level, as the mine begins a three-year transitional mining period in 2007 to develop the Valley pit east wall and mill throughput decreases as a result of higher stripping levels.

At Antamina, our share of copper production in 2007 is expected to decrease from 2006 by 8,000 tonnes, while our share of zinc production is expected to increase by 40,000 tonnes due to the changes in ore mix and ore grades.

The Lennard Shelf mine, expected to commence operation in the first quarter of 2007, will result in approximately 30,000 tonnes of additional zinc production for the Company in 2007.

Gold production is expected to increase by approximately 85,000 ounces in 2007 compared with 2006 due to higher planned production from the Pogo mine. Our share of gold production from Pogo is estimated to be 136,000 ounces, while our share of production from the Hemlo joint venture is expected to be similar to 2006 at approximately 205,000 ounces.

Adverse weather conditions in late 2006 and early 2007 affected rail performance and contributed to lower inventories of Elk Valley Coal's products at the ports and lower sales in the first quarter. Elk Valley Coal's 2007 production and sales will be affected by any disruption in coal shipments and the outcome of the sales negotiations in the first quarter in 2007.

We reported record profits in 2006 due to significantly higher commodity prices. Prices for copper and zinc declined in January 2007. In January, 40% of the receivables outstanding at December 31, 2006, were final priced resulting in negative revenue adjustments of $43 million on a before-tax basis. The total amount of final pricing revenue adjustments to be recorded in the first quarter of 2007 will depend on average metal prices in February and March.


23       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

Coal prices in the first quarter of 2007 are expected to be similar to the fourth quarter average price of US$106 per tonne (Cdn$123 per tonne). Negotiations are under way for coal prices and volumes for the coal year commencing April 1, 2007. The hard coking coal market is not as strong as the past two years as new sources of supply from competitors are coming on stream and infrastructure constraints in Australia are being mitigated.

In addition to the recording of any negative final pricing adjustments and the impact of delayed coal shipments due to poor weather, first quarter performance will also be affected by the seasonality of Red Dog zinc and lead sales, as well as any unrealized mark-to-market gain or loss on financial instruments as a result of the adoption of new accounting rules.

Under new accounting rules that are effective January 1, 2007, the Company will record a receivable of $139 million on January 1, 2007 related to contingent payments that we may receive from the purchaser of the Cajamarquilla zinc refinery that was sold in 2004. The payments occur until 2009 in years in which the average annual zinc price exceeds US$0.454 per pound. The $139 million receivable is estimated based on the zinc forward curve in effect at the end of 2006. This receivable will be marked to market using the zinc forward curve in effect at the end of each subsequent quarter with any gain or loss taken into income during that quarter.

Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

EARNINGS SENSITIVITY

Sensitivity of annual earnings to changes in metal prices and the U.S. dollar exchange rate based on the Company's 2007 production plan is as follows:

                                            Estimated Impact on
                            Change     Annual After-Tax Earnings         EPS
-------------------------------------------------------------------------------
                                                 (CDN$ MILLIONS)

ZINC                  US$0.01/pound                          $10      4.6(cent)
LEAD                  US$0.01/pound                           $3      1.4(cent)
COPPER                US$0.01/pound                           $3      1.4(cent)
MOLYBDENUM               US$1/pound                           $5      2.3(cent)
GOLD                    US$10/ounce                           $2      1.0(cent)
COAL                     US$1/tonne                           $7      3.2(cent)
POWER                    US$10/MW.h                           $8      3.7(cent)
US$1 = CDN                 Cdn$0.01                          $22     10.2(cent)

Note:
     The effect on the Company's earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

Increases in site operating costs are expected to be lower in 2007 compared with the previous two years, as pressure on commodity prices and oil prices appears to be easing and no major one-time payments related to labour settlements are anticipated.

Our capital expenditures are estimated to be $775 million in 2007, including $210 million of sustaining capital expenditures at our operations and $265 million on development projects. In addition, we expect to spend $300 million on our share of costs in the Fort Hills oil sands project and various oil sands properties jointly owned with UTS Energy Corporation.

CONTINGENCIES

LEGAL PROCEEDINGS

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The


24       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED
citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO"), purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as we are aware, no suit has been filed under RCRA.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit and on October 30, 2006, denied our petition for a rehearing. On November 6, 2006, the Court granted our motion for a stay pending a further application for leave to appeal to the U.S. Supreme Court. We are preparing the application, which must be filed prior to February 27, 2007.

On June 2, 2006, TCML and its US affiliate,  Teck Cominco American Incorporated
(TCAI), entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the U.S. National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the U.S. Department of Interior, and TCML has guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.


CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post-retirement benefits.

PROPERTY, PLANT AND EQUIPMENT

The Company capitalizes the development costs of mining projects when resources as defined under National Instrument 43-101 are present and it is expected that the expenditure can be recovered by future exploitation or sale. Upon commencement of commercial production, these costs are amortized over the proven and probable reserves to which they relate calculated on a units of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New


25       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED
knowledge derived from further exploration and development of the ore body may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long-term commodity prices and in some cases exchange rates.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2006. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write-downs.

INCOME AND RESOURCE TAXES

The determination of the Company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

PENSION AND OTHER POST-RETIREMENT BENEFITS

The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

ASSET RETIREMENT OBLIGATIONS

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

RECOGNITION OF CONTINGENCIES

The Company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

ADOPTION OF NEW ACCOUNTING STANDARDS

DEFERRED STRIPPING

Effective January 1, 2006, the Company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160), "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of


26       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED
the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006 (2005-$3 million).

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the Company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties.

Under this policy, acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

Previously, the Company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively but did not have any effect on the Company's reported earnings or retained earnings.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS

During 2006, the Company applied the interpretations of CICA Emerging Issues Committee Abstract 159 (EIC-159), "Conditional Asset Retirement Obligations". EIC-159 requires the recognition of a liability if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation, even if the timing and/or method of settling the legal obligation are conditional on a future event. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available. The application of EIC-159 did not have any impact on the Company's consolidated financial statements.

STOCK-BASED  COMPENSATION  FOR EMPLOYEES  ELIGIBLE TO RETIRE BEFORE THE VESTING
DATE

Effective December 31, 2006, the Company adopted the new CICA Emerging Issues Committee Abstract 162 (EIC-162), "Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 requires that stock-based compensation costs are to be recorded over the period from the grant date of the awards to the time employees are eligible to retire as opposed to being recorded over the stated vesting period of the awards. These new provisions are applied with retroactive restatement. The adoption of the new standard did not have any affect on the Company's reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In 2006, the Company's commodity price and foreign exchange hedging activities increased the Company's revenues by $43 million. The unrealized mark-to-market loss on our derivatives and financial instruments totalled $73 million as at December 31, 2006.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CANADIAN ACCOUNTING PRONOUNCEMENTS EFFECTIVE FOR 2007

In September 2006, the Emerging Issues Committee issued Abstract 163 (EIC-163), "Determining the Variability to Be Considered in Applying AcG-15". EIC-163 provides clarification of how an entity should determine the variability in assessment of a Variable Interest Entity. EIC-163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15 using a two-step approach. The guidance will be applied to all


27       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED
entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, subsequent to January 1, 2007.

In July 2006, the CICA revised Section 1506, "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, nature and amount of the change should be disclosed. The revised section is effective for the Company's financial year beginning January 1, 2007.

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company's interim and annual financial statements beginning with the first quarter of 2007.

(i)    Financial Instruments - Recognition and Measurement, Section 3855

       This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

       The Company's cash equivalents, temporary investments and investments in marketable securities will be classified as available for sale and thus will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income.

       All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless designated as part of a cash flow hedge relationship.

       All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

(ii)   Hedges, Section 3865

       This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

       Upon adoption of this standard, the Company will discontinue hedging on all commodity derivative contracts and interest rate swaps. The Company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may account for such as cash flow hedges.

(iii)  Comprehensive Income, Section 1530

       A new standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.


28       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

OTHER INFORMATION

OUTSTANDING SHARE DATA

As at February 23, 2007, there were 211,231,495 Class B subordinate voting shares and 4,673,453 Class A common shares (Class A shares) outstanding. In addition, there were outstanding 2,477,713 director and employee stock options with exercise prices ranging between $6.39 and $87.48 per share. More information on these instruments and the terms of their conversion are set out in Note 17 of the Company's 2006 year end financial statements.

On February 12, 2007, we announced our intention, subject to regulatory approval, to purchase up to 20 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid and, subject to shareholder approval, to implement a two for one share split of our Class A common shares and Class B subordinate voting shares.

CONTRACTUAL AND OTHER OBLIGATIONS

The Company's contractual and other obligations as at December 31, 2006 are summarized as follows:


----------------------------------------------------------------------------------------------------------------------------
                                                                             LESS THAN                             MORE THAN
 ($ IN MILLIONS)                                               TOTAL            1 YEAR    2-3 YEARS    4-5 YEARS     5 YEARS
----------------------------------------------------------------------------------------------------------------------------

 Long-term debt                                               $1,509        $    -       $    3        $ 120        $ 1,386
 Operating leases                                                102            19           25           16             42
 Road and port lease at Red Dog (Note 1)                         729            21           42           42            624
 Minimum purchase obligations (Note 2)
    Concentrate, supply and other purchases                       62            13           18           13             19
    Shipping and distribution                                     90            16           32           18             24
 Pension funding (Note 3)                                         55            55            -            -              -
 Other non-pension post-retirement benefits (Note 4)             316            10           24           28            254
 Asset retirement obligations (Note 5)                           449            22           23           13            391
 Other long-term liabilities (Note 6)                            136            18           34            7             77
 Contributions to the Fort Hills oil sands project               736           230          506            -              -
 (Note 7)
============================================================================================================================

Notes:
(1) The Company leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2) The majority of the Company's minimum purchase obligations are subject to continuing operations and force majeure provisions.

(3) As at December 31, 2006, the Company had a net pension over-funding of $5 million based on actuarial estimates prepared on an ongoing concern basis. The amount of minimum funding for 2007 in respect of defined benefit pension plans is $55 million. The timing and amount of additional funding after 2007 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.

(4) The Company had a discounted, actuarially determined liability of $316 million in respect of other non-pension post-retirement benefits as at December 31, 2006. Amounts shown are estimated expenditures in the indicated years.

(5) The Company accrues environmental and reclamation obligations over the life of its mining operations, and amounts shown are estimated expenditures in the indicated years. In addition to the above, the Company has ongoing treatment and monitoring costs of $3.6 million per annum for 2007-2031 and $11.6 million per annum for 2032-2106.

(6)  Other  long-term   liabilities   include  amounts  for   post-closure  and
     environmental  costs and other  items.

(7) The Company has committed to contribute 34% of the first $2.5 billion of expenditures on the Fort Hills oil sands project. Total project costs have not been finalized as project scope and costs are under review.


29       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of internal control over financial reporting has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company's annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.


30       MANAGEMENT'S DISCUSSION AND ANALYSIS              TECK COMINCO LIMITED